Second Quarter 2015 Earnings Release

BMO Financial Group Reports Net Income of $1 Billion for the Second Quarter of 2015

Financial Results Highlights:

Second Quarter 2015 Compared with Second Quarter 2014:

•	Net income of $1 billion, down 7%; adjusted net income[1] of $1,146 million, up 5%

•	EPS[2] of $1.49, down 7%; adjusted EPS[1,2] of $1.71, up 5%

•	ROE of 11.4%, compared with 14.3%; adjusted ROE[1] of 13.2%, compared with 14.6%

•	Provisions for credit losses of $161 million, compared with $162 million

•	Basel III Common Equity Tier 1 Ratio of 10.2%

•	Dividend increased by $0.02 or 2% from the preceding quarter to $0.82

Year-to-Date 2015 Compared with Year-to-Date 2014:

•	Net income of $1,999 million, down 6%; adjusted net income[1] of $2,187 million, unchanged

•	EPS[2] of $2.95, down 7%; adjusted EPS[1,2] of $3.24, unchanged

•	ROE of 11.6%, compared with 14.3%; adjusted ROE[1] of 12.8%, compared with 14.6%

•	Provisions for credit losses of $324 million, compared with $261 million

Toronto, May 27, 2015 – For the second quarter ended April 30, 2015, BMO Financial Group reported net income of $999 million or $1.49 per share on a reported basis and net income of $1,146 million or $1.71 per share on an adjusted basis. Reported net income includes a $106 million charge primarily due to restructuring to drive operational efficiencies.

“BMO delivered good results in the second quarter, with adjusted net income of $1.1 billion, up 5% from last year and 10% from the first quarter. Our operating groups performed well, demonstrating the benefits of our advantaged business mix, which is diversified by geography and customer type,” said Bill Downe, Chief Executive Officer, BMO Financial Group.

“Our combined Personal and Commercial Banking business delivered adjusted earnings of $706 million, up 8% from last year. Wealth Management demonstrated continued strong momentum, with Traditional Wealth posting adjusted net income growth of 23%. Capital Markets net income rebounded strongly from last quarter.

“Looking ahead, with our consistent strategy and a deeply engrained commitment to customers, we are confident in the opportunities for growth across the bank,” concluded Mr. Downe.

(1)	Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.
(2)	All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise. EPS is calculated using net income after deductions for net income attributable to non-controlling interest in subsidiaries and preferred share dividends.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

Concurrent with the release of results, BMO announced a third quarter 2015 dividend of $0.82 per common share, up $0.02 per share or 2% from the preceding quarter and up $0.04 per share or 5% from a year ago, equivalent to an annual dividend of $3.28 per common share.

Our complete Second Quarter 2015 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended April 30, 2015, is available online at www.bmo.com/investorrelations and at www.sedar.com.

Total Bank Overview

Net income was $999 million for the second quarter of 2015, down $77 million or 7% from the prior year due to a $106 million charge taken in the quarter primarily due to restructuring to drive operational efficiencies. Adjusted net income was $1,146 million, up $49 million or 5%.

Adjusted net income was up from the prior year in both P&C businesses and Wealth Management. BMO Capital Markets results were significantly higher than the prior quarter driven by higher revenue from our Trading Products business.

The Basel III Common Equity Tier 1 Ratio remains strong at 10.2%.

Operating Segment Overview

Canadian P&C

Net income of $486 million and adjusted net income of $487 million both increased $6 million or 1% from the prior year. Revenue was up $67 million or 4% from the prior year due to higher balances across most products and increased non-interest revenue in our personal business. Expenses increased $48 million or 6% reflecting investments to support business growth, and higher costs associated with a changing business and regulatory environment. Year-over-year loan growth was 3% and deposit growth was 7%.

In our personal banking business, loan and deposit growth was 2% and 6%, respectively. In the quarter, we launched our new Savings Builder Account, becoming the first Canadian bank to reward customers with bonus interest for saving monthly. We were recognized for the third consecutive year by the global financial services research firm Celent with a 2015 Model Bank Award for excellence in the digital banking category.

In our commercial banking business, loan and deposit growth was 6% and 8%, respectively. We remain focused on increasing capacity for our sales force and developing new products and services that meet our customers’ needs. This quarter we launched the BMO Spend DynamicsTM tool, which provides corporate card clients with convenient access to their transaction data so they can see and analyze their program spend. We remain second in Canadian business banking loan market share for small and medium-sized loans.

U.S. P&C

Net income of $206 million increased $49 million or 31% from the prior year. Adjusted net income of $219 million increased $49 million or 29%. All amounts in the remainder of this section are on a U.S. dollar basis.

Net income of $166 million increased $24 million or 16% from a year ago. Adjusted net income of $176 million increased $22 million or 14%, driven by lower provisions for credit losses. Revenue of $707 million modestly decreased $7 million or 1% from the prior year as higher loan and deposit volume growth and mortgage banking revenue was more than offset by lower net interest margin and other fee revenue. Adjusted non-interest expense of $452 million was relatively unchanged due to disciplined expense management.

Year-over-year loan growth was $3.5 billion or 6%, led by continued strong growth in core commercial and industrial (C&I) loans of $4.5 billion or 17%.

BMO Harris Bank has been leveraging technology to provide an even better customer experience, unveiling Mobile Cash during the quarter, a new technology that allows consumers to withdraw money from an automated banking machine (ABM) using their smartphones. With the launch, BMO Harris Bank now has the largest network of card-less enabled ABMs in the United States. BMO Harris Bank also debuted its first Smart Branch, which enables customers to complete transactions with video-teller ABMs.

Wealth Management

Net income was $238 million, up $46 million or 24%. Adjusted net income of $265 million increased $67 million or 34% from a year ago. Adjusted net income in traditional wealth was $169 million, up $32 million or 23%, with good organic growth as well as growth from the acquired F&C business. Adjusted net income in insurance was $96 million, up $35 million from a year ago primarily due to the impact of favourable movements in long-term interest rates in the current quarter relative to a year ago and benefits from changes in our investment portfolio to improve asset-liability management.

Assets under management and administration grew by $221 billion or 36% from a year ago to $833 billion, with the acquired F&C business contributing $137 billion to the increase. Excluding F&C, assets under management and administration grew by 14%, driven by the stronger U.S. dollar, market appreciation and growth in new client assets.

This past quarter, BMO Wealth Management was named Best Wealth Management in Canada 2015 by Global Banking and Finance Review for the second consecutive year noting Wealth Management’s many strengths, including, comprehensive and personalized wealth management solutions, global reach and local expertise, strength in financial planning and our ongoing commitment to providing an exceptional client experience. Global Banking and Finance Review also recognized our full-service investing and private banking businesses for excellence: BMO Private Banking was named Best Private Bank in Canada 2015 for the fifth consecutive year; BMO Nesbitt Burns was named Best Full-Service Investment Advisory in Canada 2015 for the second consecutive year and was also named Best Integrated Investment Advisor Digital Platform in Canada 2015.

BMO Financial Group Second Quarter Earnings Release 2015 • 1

BMO Capital Markets

Net income of $296 million decreased $9 million or 3% from a year ago as higher revenue was offset by the impact of a less favourable tax rate. Year-over-year revenue growth was $61 million or 6% due to improved revenues from Trading Products. Excluding the impact of the stronger U.S. dollar, non-interest expense increased $6 million or 1%.

BMO Capital Markets was recognized for several industry awards during the quarter. Global Finance magazine named us the World’s Best Metals & Mining Investment Bank for the sixth consecutive year and we were named a 2015 Greenwich Share Leader in Canadian Top Tier Foreign Exchange Market Share and a Greenwich Quality Leader for Canadian Foreign Exchange Service. On March 24, 2015, BMO Capital Markets initiated the first RMB trade in honour of Canada’s official launch of the RMB Hub for the Americas.

BMO Capital Markets participated in 390 new global issues in the quarter, comprised of 149 corporate debt deals, 174 government debt deals and 67 equity transactions, raising $974 billion.

Corporate Services

Corporate Services reported net loss for the second quarter of 2015 was $227 million, compared with a reported net loss of $58 million a year ago. The current quarter included a $106 million charge primarily due to restructuring to drive operational efficiencies. The charge also includes the settlement of a legacy legal matter from an acquired entity. Corporate Services adjusted net loss for the second quarter of 2015 was $121 million, compared with an adjusted net loss of $58 million a year ago due primarily to lower revenue from the purchased loan portfolio.

Adjusted results in these Total Bank Overview and Operating Segment Overview sections are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 10.2% at April 30, 2015. The CET1 Ratio increased by approximately 10 basis points from 10.1% at the end of the first quarter due to lower risk-weighted assets, partially offset by a decrease in CET1 Capital. Book value per share increased 12% from the prior year to $51.65 per share.

Provision for Credit Losses

The total provision for credit losses of $161 million was consistent with the prior year and prior quarter.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual Management’s Discussion and Analysis and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

2 • BMO Financial Group Second Quarter Earnings Release 2015

Non-GAAP Measures

Results and measures in this MD&A are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items as set out in the table below. Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends, as well as comparisons with our competitors. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results.

Non-GAAP Measures

(Canadian $ in millions, except as noted)	Q2-2015	Q1-2015	Q2-2014	YTD-2015	YTD-2014

Reported Results
Revenue (1)	4,526	5,055	4,369	9,581	8,848
Insurance claims, commissions and changes in policy benefit liabilities (CCPB) (1)	(24)	(747)	(328)	(771)	(685)
Revenue, net of CCPB	4,502	4,308	4,041	8,810	8,163
Provision for credit losses	(161)	(163)	(162)	(324)	(261)
Non-interest expense	(3,112)	(3,006)	(2,594)	(6,118)	(5,278)
Income before income taxes	1,229	1,139	1,285	2,368	2,624
Provision for income taxes	(230)	(139)	(209)	(369)	(487)
Net Income	999	1,000	1,076	1,999	2,137
EPS ($)	1.49	1.46	1.60	2.95	3.18
Adjusting Items (Pre-tax)
Amortization of acquisition-related intangible assets (2)	(40)	(40)	(28)	(80)	(59)
Acquisition integration costs (3)	(11)	(13)	-	(24)	-
Restructuring costs (4)	(149)	-	-	(149)	-
Adjusting items included in reported pre-tax income	(200)	(53)	(28)	(253)	(59)
Adjusting Items (After tax)
Amortization of acquisition-related intangible assets (2)	(31)	(31)	(21)	(62)	(43)
Acquisition integration costs (3)	(10)	(10)	-	(20)	-
Restructuring costs (4)	(106)	-	-	(106)	-
Adjusting items included in reported net income after tax	(147)	(41)	(21)	(188)	(43)
Impact on EPS ($)	(0.22)	(0.07)	(0.03)	(0.29)	(0.06)
Adjusted Results
Revenue (1)	4,526	5,055	4,369	9,581	8,848
Insurance claims, commissions and changes in policy benefit liabilities (CCPB) (1)	(24)	(747)	(328)	(771)	(685)
Revenue, net of CCPB	4,502	4,308	4,041	8,810	8,163
Provision for credit losses	(161)	(163)	(162)	(324)	(261)
Non-interest expense	(2,912)	(2,953)	(2,566)	(5,865)	(5,219)
Income before income taxes	1,429	1,192	1,313	2,621	2,683
Provision for income taxes	(283)	(151)	(216)	(434)	(503)
Net income	1,146	1,041	1,097	2,187	2,180
EPS ($)	1.71	1.53	1.63	3.24	3.24

Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

(1)	Commencing in Q1-2015, insurance claims, commissions and changes in policy benefit liabilities (CCPB) are reported separately. They were previously reported as a reduction in insurance revenue in non-interest revenue. Prior period amounts and ratios have been reclassified.
(2)	These expenses were charged to the non-interest expense of the operating groups. Before and after-tax amounts for each operating group are provided on pages 13, 14, 15, 17 and 19 of our Second Quarter 2015 Report to Shareholders.
(3)	Acquisition integration costs related to F&C are charged to Wealth Management and are recorded in non-interest expense.
(4)	Primarily due to restructuring to drive operational efficiencies. Also includes the settlement of a legacy legal matter from an acquired entity.

BMO Financial Group Second Quarter Earnings Release 2015 • 3

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2015 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian, U.S. and international economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, tax or economic policy; the degree of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; disease or illness that affects local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; and our ability to anticipate and effectively manage risks associated with all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please see the Enterprise-Wide Risk Management section on pages 77 to 105 of BMO’s 2014 Annual MD&A, which outlines in detail certain key factors and risks that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

  Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. See the Economic Review and Outlook section of our Second Quarter 2015 Report to Shareholders.

4 • BMO Financial Group Second Quarter Earnings Release 2015

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2014 annual MD&A and audited annual consolidated financial statements, our Second Quarter 2015 Earnings Release and Report to Shareholders, presentation materials and supplementary financial information package online.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Wednesday, May 27, 2015, at 2:00 p.m. (EDT). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Monday, August 24, 2015, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 6766952.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the site.

Media Relations Contacts

Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873

Investor Relations Contacts

Lisa Hofstatter, Managing Director, Investor Relations, lisa.hofstatter@bmo.com, 416-867-7019

Willa Hoffmann, Director, Investor Relations, willa.hoffmann@bmo.com, 416-867-6956

Corporate Secretary

Barbara Muir, Corporate Secretary, corp.secretary@bmo.com, 416-867-6423

Shareholder Dividend Reinvestment and Share Purchase

Plan (the Plan)

Average market price as defined under the Plan

February 2015: $77.68

March 2015: $75.77

April 2015: $80.47

For dividend information, change in shareholder address

or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, including the notice for our normal course issuer bid, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this report, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 18th Floor

Toronto, Ontario M5X 1A1

To review financial results online, please visit our website at www.bmo.com. To review regulatory filings and disclosures online, please visit our website at www.bmo.com/investorrelations.

Our 2014 annual MD&A, audited annual consolidated financial statements and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2014 audited financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

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BMO Financial Group Second Quarter Earnings Release 2015 • 5